Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
New York Mercantile Exchange, Inc.	Delaware

Commodity Exchange, Inc.	New York

COMEX Clearing Association, Inc.	New York

Tradingear Acquisition, LLC	Delaware

NYMEX Technology Corporation	Delaware

NYMEX Europe Exchange Holdings Limited	England

NYMEX Europe Limited	England